Exhibit 99.1

ENTRÉE GOLD ANNOUNCES SECOND QUARTER 2014 RESULTS

Vancouver, B.C., August 7, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended June 30, 2014.

Greg Crowe, President and CEO commented, "In the second quarter, we announced the commencement of a pre-feasibility drill program at our 100% owned Ann Mason project in the Yerington district of Nevada. This drill program is a critical first step towards the completion of a pre-feasibility study which could ultimately demonstrate Ann Mason’s potential to become a long-life, open pit copper mine located in one of the most desirable mining jurisdictions in the world."

The infill drill program is designed to upgrade the mineral resources contained in the 2012 Preliminary Economic Assessment Phase 5 pit ("2012 PEA" - see News Release of October 24, 2012) from indicated and inferred to a combination of measured and indicated categories.  The program contemplates approximately 14,000 metres of pre-collar reverse circulation and diamond drilling in 31 holes, and is expected to be completed by the end of 2014.   The estimated budget is approximately US$5 million. The Company plans to issue an updated resource estimate in the first quarter of 2015.

Greg Crowe further commented, "With approximately US$42 million of cash at the end of the second quarter, Entrée continues to be well funded in this difficult market environment.  We remain committed to balancing prudent cash management with our mandate to build shareholder value through the advancement of our key assets and continuing to assess other strategic opportunities."

Mongolia Update

On March 31, 2014, the lender commitments for project financing for the Oyu Tolgoi underground mine expired. On May 12, 2014, Turquoise Hill Resources Ltd. (“Turquoise Hill”), majority owner of Mongolian subsidiary Oyu Tolgoi LLC (“OTLLC”), announced that 14 of the 15 global banks participating in the Oyu Tolgoi project financing had agreed to extend their commitment letters to September 30, 2014.

On June 23, 2014, Turquoise Hill announced that OTLLC had received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine.  Turquoise Hill stated that it strongly disagrees with the claims in the audit report, and advised that outstanding shareholder issues, including tax claims, must be resolved before further investment in the underground can proceed.  As a result, distribution of the underground feasibility study, which was originally expected to be completed in the first half of 2014, will be delayed.

Corporate Highlights

For the three months ended June 30, 2014, the Company incurred a net loss of US$2,925,791 (US$0.02 per share) compared to a net loss of US$2,275,617 (US$0.02 per share) for the three months ended June 30, 2013. For the six months ended June 30, 2014, the Company incurred a net loss of US$4,205,776 (US$0.03 per share) compared to a net loss of US$7,367,461 (US$0.05 per share) for the six months ended June 30, 2013.

As at June 30, 2014, the Company had working capital of US$41,706,121, including cash of US$42,011,899.

During the three months ended June 30, 2014, Entrée incurred higher operating expenditures due to a combination of higher foreign exchange losses and deferred income tax expense, partially offset by lower exploration costs primarily due to reduced activity at Ann Mason.

At the Company’s Annual General Meeting held on June 26, 2014, shareholders re-elected all seven nominees set out in the Company's Notice of Meeting and Information Circular.  Shareholders also approved the renewal of the Company’s Stock Option Plan (the "Plan") and all unallocated options issuable pursuant to the Plan, and authorized the Company to grant options under the Plan until June 26, 2017.

SELECTED FINANCIAL INFORMATION

	As at June 30, 2014 (US$)	As at June 30, 2013 (US$)
Working capital (1)	41,706,121	51,637,492
Total assets	92,088,906	103,052,102
Total long term liabilities (2)	50,495,938	52,725,045
(1)	Working Capital is defined as Current Assets less Current Liabilities
(2)	Long term liabilities includes US$37,497,190 of deferred revenue related to a deposit on a metal credit delivering obligation

Details of the Company’s Interim Financial Statements and accompanying Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2014 and its Annual Information Form for the year ended December 31, 2013 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2012 PEA AND QUALIFIED PERSON

The 2012 PEA envisions a 24 year conventional open pit mine and sulphide flotation mill operating at 100,000 tonnes per day and is based on mineralization contained within the Phase 5 pit.  Over the life of mine, the 2012 PEA estimates average copper recovery of approximately 93%, producing a clean, 30% copper concentrate with average annual production of 214 million pounds of copper.  There is potential to increase the mine life of Ann Mason through additional drilling and engineering studies.  Readers are reminded that the 2012 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2012 PEA will be realized.

The 2012 PEA titled “Preliminary Economic Assessment on the Ann Mason Project, Nevada, USA”, with an effective date of October 24, 2012, was prepared by AGP Mining Consultants Inc. and is available on SEDAR at www.sedar.com.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to completion of a pre-feasibility study on Ann Mason; the preparation and release of an updated resource estimate; the potential development of Ann Mason; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; the potential impact of future exploration results on Ann Mason mine design and economics; anticipated capital and operating costs; potential types of mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; uses of funds; and future financial performance.  In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by government authorities; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations; risks associated with changes in the attitudes of the governments to foreign investment; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.